EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

April 23, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO INTERSECTS 76 G/T AG, 0.29 G/T AU & 1.0% CU OVER 30.8 M AT MAIN AVINO VEIN

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to announce further results from the 2012 drill program on the Elena – Tolosa (“ET”) zone at its main mine located 80 km NE of Durango, Mexico.

The holes are part of a program to explore an area of the main Avino vein system below the 12th level of the mine where the company ceased mining in 2001 due to low metals prices and the closure of a key smelter.

Remaining resources at the time of the closure, mostly below level 11 (as calculated by mine staff, historic, non NI43-101 compliant) were 1,681,253 tons at 100 g/t silver, 0.92 g/t gold and 0.63% copper. Drilling in the area between 2006 and 2012 will significantly add to this total.

In February 2012, Avino announced a new agreement allowing the company to once again mine the main Avino vein (see news release dated Feb 12 2012).  The 2012 drill program on the main Avino vein is intended to increase confidence in the resource as well as to expand tonnage and is the first step towards bringing the mine back on line.

When the 2012 drill program is completed, results from 30 holes drilled between 2006 and 2012 will be computed into a new NI 43-101 compliant resource estimate of the potential resource below the 12th level.  The drill is currently on hole #7 and results will be released as they are received.

As shown on Avino’s website, the 2012 holes fill gaps between holes drilled by the company in 2006, 2007 and 2008.  As shown on the map, the 2012 program will consist of 11 holes.

The Avino deposit strikes approximately east-west and dips at 60-70° to the south.  All holes to explore the vein zone area are therefore drilled from south to north at various bearings and dip angles in order to intersect the structure at a given depth.

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-02	335	53	304.8–335.6	30.80	76	0.29	1.00
ET-12-03	336	59	325.25-349.9	24.65	100	0.40	0.67
Including:			349.65-349.9	0.25	1035	0.18	1.03

Holes are drilled using Avino's own Long year 44 core rig at thin wall NQ diameter. Core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5m, are placed in plastic bags. The sealed sample bags are collected by personnel from Inspectorate Labs in Durango at the mine site facilities.

Gold analyses are by 30-gram fire assay with an atomic absorption finish. Silver, copper, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma (”ICP”) package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. The company employs a rigorous quality control program that includes standardized material, blanks and core duplicates.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Founded in 1968, Avino's mission is to create shareholder value through profitable growth at the historic Avino property near Durango, Mexico.   We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.